UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 30, 2007, Dollar Tree Stores, Inc. issued a press release reporting its fiscal 2007 first quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

On May 25, 2007, Dollar Tree Stores, Inc. issued a press release announcing the company's participation in the Friedman, Billings, Ramsey & Co., Inc. 2007 Growth Conference on Thursday, May 31. A copy of the press release is attached to this Form 8-K as Exhibit 99.2 and is incorporated herein by this reference.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 30, 2007 issued by Dollar Tree Stores, Inc.

99.2   Press Release dated May 25, 2007 issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: May 30, 2007   By: /s/ Kent A. Kleeberger
                                                Kent A. Kleeberger
                                                Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 30, 2007 issued by Dollar Tree Stores, Inc.

Exhibit 99.2 - Press release dated May 25, 2007 issued by Dollar Tree Stores, Inc.

Exhibit 99.1

DOLLAR TREE STORES, INC.
REPORTS FIRST QUARTER NET EARNINGS PER DILUTED SHARE OF $0.38

CHESAPEAKE, Va. – May 30, 2007 – Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, reported net earnings per diluted share of $0.38, for the fiscal first quarter ended May 5, 2007, an increase of 22.6% over the $0.31 earnings per diluted share for the same period, one year ago. Sales for the quarter were $975.0 million, a 13.8% increase compared to $856.5 million, for the same period, one year ago. Comparable store sales increased 5.8% for the quarter.

"We are pleased with the strength of our first quarter results," said President and CEO Bob Sasser. "With increases in both traffic and average ticket, Dollar Tree delivered record first quarter sales, net income and earnings per share. I am especially pleased with the improvement in operating margin that comes as the result of planning and execution by our merchandising, operations and logistics teams."

"Heading into the second quarter, our inventories are well balanced. Dollar Tree is the destination for cool summer savings on hot items for the pool, beach, and barbeque season and we have a great selection of basic products our customers need every day, all at amazing value."

For the first quarter, our gross margin rate was 33.4%, which is flat when compared to last year's first quarter. This rate reflects positive leverage of buying, distribution, and occupancy costs attributable to the comparable store sales increase as well as a small negative impact from increases in diesel fuel costs.

Selling, general and administrative expenses, as a percentage of sales, were 27.0 % in the first quarter of 2007, compared to 27.2% in the same quarter last year. The improvement in rate also reflects the leverage associated with the positive comparable store sales, as well as the Company's dedication to expense control.

Operating margin in this year's first quarter was 6.4%, a 20 basis point improvement compared to the 6.2% reported for the same period, one year ago.

During the first quarter of 2007, the Company expended $153.3 million for share repurchase. Substantially all of this amount was facilitated through a $150 million Accelerated Share Buyback program, through Goldman, Sachs & Co.

The Company estimates sales for the second quarter of 2007 to be in the range of $960 - $985 million, based on a low to mid single digit positive comparable store sales increase. Based upon this sales forecast, diluted earnings per share are estimated to be in the range of $0.29 to $0.32.

Full year sales are now forecasted to be in the range of $4.28 to $4.38 billion while diluted earnings per share is expected to be $2.00 to $2.12, and reflects an increase of $0.04 and $0.02 diluted earnings per share above the low and high end of previous earnings guidance for fiscal 2007. These results also include the impact of approximately $210 million of estimated share repurchase activity for 2007.

On Wednesday, May 30, 2007, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-202-2422. A recorded version of the call will be available until midnight Friday, June 8, and may be accessed by dialing 888-203-1112, and the access code is 5260884. A webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm, and will remain on-line until midnight Friday, June 8.

As of May 5, 2007, Dollar Tree operated 3,280 stores in 48 states. During the first quarter, Dollar Tree opened 75 stores, closed 14 stores, expanded or relocated 27. The Company's retail selling square footage totaled approximately 27.0 million at May 5, 2007, an 8.0% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second-quarter and full year sales and second-quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 4, 2007. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
                Timothy J. Reid, 757-321-5284
                www.DollarTree.com

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

		First Quarter ended		
		May 5, 2007		April 29, 2006
Net sales	$	975.0	$	856.5
Cost of sales		649.7		570.4
Gross profit		325.3		286.1
		33.4%		33.4%
Selling, general & administrative expenses		263.0		232.6
		27.0%		27.2%
Operating income		62.3		53.5
		6.4%		6.2%
Interest expense, net		(1.6)		(0.9)
Income before income taxes		60.7		52.6
		6.2%		6.1%
Income tax expense		22.6		19.7
Income tax rate		37.2%		37.4%
Net income	$	38.1	$	32.9
		3.9%		3.8%
Net earnings per share:				
Basic	$	0.38	$	0.31
Weighted average number of shares		99.2		106.3
Diluted	$	0.38	$	0.31
Weighted average number of shares		100.0		106.8

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)

	May 5, 2007	Feb. 3, 2007	Apr. 29, 2006
Cash and cash equivalents	$ 59.8	$ 85.0	$ 64.2
Short-term investments	128.7	221.8	223.2
Merchandise inventories	599.7	605.0	633.8
Other current assets	50.0	47.2	25.0
Total current assets	838.2	959.0	946.2
Property and equipment, net	715.3	715.3	702.9
Intangibles, net	145.5	146.6	144.8
Other assets, net	63.9	52.4	43.9
Total assets	$ 1,762.9	$ 1,873.3	$ 1,837.8
Current portion of long-term debt	18.8	18.8	19.0
Accounts payable	186.7	189.2	187.3
Other current liabilities	110.1	132.0	103.7
Income taxes payable	9.9	43.3	34.5
Total current liabilities	325.5	383.3	344.5
Long-term debt, excluding current portion	250.0	250.0	250.0
Other liabilities	89.5	72.3	75.9
Total liabilities	665.0	705.6	670.4
Shareholders' equity	1,097.9	1,167.7	1,167.4
Total liabilities and shareholders' equity	$ 1,762.9	$ 1,873.3	$ 1,837.8
STORE DATA:			
Number of stores open at end of period	3,280	3,219	3,119
Total selling square footage (in millions)	27.0	26.3	25.0

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)

	First Quarter Ended	
	May 5, 2007	April 29, 2006
Cash flows from operating activities:		
Net income	$ 38.1	$ 32.9
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	39.3	36.3
Other non-cash adjustments	5.8	(5.5)
Changes in working capital	(52.7)	13.8
Total adjustments	(7.6)	44.6
Net cash provided by operating activities	30.5	77.5
Cash flows from investing activities:		
Capital expenditures	(39.7)	(42.5)
Purchase of short-term investments	(452.5)	(178.6)
Proceeds from maturities of short-term investments	545.5	229.4
Purchase of Deals assets, net of cash acquired of $0.3	-	(50.8)
Other	(0.1)	(0.1)
Net cash provided by (used in) investing activities	53.2	(42.6)
Cash flows from financing activities:		
Principal payments under capital lease obligations	(0.1)	(0.1)
Proceeds from stock issued pursuant to stock-based compensation plans	37.9	10.3
Payments for share repurchases	(153.3)	(47.8)
Tax benefit of stock options exercised	6.6	1.1
Net cash used in financing activities	(108.9)	(36.5)
Net decrease in cash and cash equivalents	(25.2)	(1.6)
Cash and cash equivalents at beginning of period	85.0	65.8
Cash and cash equivalents at end of period	$ 59.8	$ 64.2

Forward to Exhibit 99.2

Return to Form 8K

Exhibit 99.2

DOLLAR TREE TO PRESENT AT THE FBR 2007 GROWTH CONFERENCE

CHESAPEAKE, Va. – May 25, 2007 – Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, will participate in the Friedman, Billings, Ramsey & Co., Inc. 2007 Growth Conference being held on May 30 – 31, 2007, at The Grand Hyatt New York, in New York City. Dollar Tree's presentation is scheduled for Thursday, May 31, at approximately 9:00 am EDT. Kent Kleeberger, CFO, will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the FBR Growth Conference will be available on Dollar Tree's web site, www.DollarTree.com/medialist.cfm. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight Thursday, June 7, 2007.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
              Timothy J. Reid, 757-321-5284
              www.DollarTree.com

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